Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
May 4, 2016
________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 9, 2016
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, June 9, 2016, at the offices of Latham & Watkins LLP, 885 Third Avenue, 12th floor, New York, New York 10022, or the Meeting.

The Meeting is being called for the following purposes:
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(1)
To approve the re-election each of Messrs. Aharon Yaari, Ofer Gonen, Meron Mann and Dr. Marian Gorecki (the Company’s incumbent directors who are not external directors) to the Company’s Board of Directors, or the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve the 2015 annual bonus of Gal Cohen, our President and Chief Executive Officer; and

(4)	To approve an extension of the exercise period of certain options to purchase the Company’s ordinary shares granted to Gal Cohen, our President and Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2015, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission on January 25, 2016 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposals 3 and 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•           the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined in the Proxy Statement attached hereto) and do not have a personal interest (which we refer to as a conflict of interest in the Proxy Statement attached hereto) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•           the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Shareholders of record of shares as of the close of business on May 11, 2016 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of 2016 Annual General Meeting of Shareholders and accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 p.m. (EST) on June 7, 2016 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on May 5, 2016, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely,
Aharon Yaari Chairman of the Board of Directors

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of MediWound Ltd, or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, June 9, 2016, at the offices of Latham & Watkins LLP, 885 Third Avenue, 12th floor, New York, New York 10022.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card are being made available to holders of MediWound ordinary shares, on or about May 4, 2016.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on May 11, 2016, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve the re-election of each of Messrs. Aharon Yaari, Ofer Gonen, Meron Mann and Dr. Marian Gorecki to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successor is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)	To approve the 2015 annual bonus of Gal Cohen, our President and Chief Executive Officer; and

(4)	To approve the extension of the exercise period of certain options to purchase our ordinary shares granted to Gal Cohen, our President and Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2015, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission on January 25, 2016 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 4, 2016, we had 21,850,300 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, May 11, 2016, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 3 and 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority of the ordinary shares voted in favor of the proposal includes a majority of the ordinary shares voted at the Meeting that are held by non-controlling shareholders who do not have a personal interest under the Companies Law (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) in the approval of the proposal, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager.  With respect to certain matters relating to the approval of related party transactions and executive compensation, a controlling shareholder also includes a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company.  A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company.

A “personal interest” of a shareholder which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposals 3 and 4 and determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposals 3 and 4; however, the vote of any such shareholders will not be counted towards the majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of Proposals 3 and 4, a shareholder must inform us before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards the special majority required for approval of these proposals), you must check the box for Proposal 3a on the accompanying proxy card when you record your vote on Proposal 3 and check the box for Proposal 4a on the accompanying proxy card when you record your vote on Proposal 4. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 3 or Proposal 4, you should not check the corresponding box on Item 3a or 4a on the enclosed proxy card and you should not vote on Proposal 3 and/or Proposal 4 via the proxy card. Instead, you should contact our our general counsel, at at +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 3 and/or Proposal 4 (although your vote will not be counted towards the special majority required for approval of that proposal).  If you hold your shares in “street name” (i.e., through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares and holders of shares in “street name” will receive proxy cards in order to instruct their brokers or banks, trustees or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which accompanies this Proxy Statement and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.”  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1 and 2, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposal 3 or Proposal 4, you will be deemed to have abstained from voting on such proposal.

If you possess a personal interest in the approval of Proposal 3 or Proposal 4 you must contact our General Counsel at +972-77-971-4100 or Fax: +972-77-971-4182, who will provide you with an alternative proxy card to submit your vote for those proposal(s).

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or by a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a proxy card by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee, please follow the enclosed instructions to direct your broker, bank, trustee or other nominee how to vote your shares.   Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker or bank, trustee or other nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If no instructions are received by the broker or bank, trustee or other nominee from you on or before the date established for such purpose with respect to Proposals 1, 3 and 4, the broker or bank, trustee or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the broker or bank, trustee or other nominee from you with respect to Proposal 2, it may vote at its discretion on that proposal.

Where a beneficial owner has executed and returned a proxy card , but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not (in the case of Proposals 1, 3 and 4), or does not (in the case of Proposal 2), cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If as a beneficial holder you believe that you are a controlling shareholder or you have a conflict of interest (as described above) with respect to Proposal 3 or Proposal 4 (as described above) you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on May 11, 2016. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a broker or bank, trustee or other nominee that is one of our shareholders of record at the close of business on May 11, 2016, or which appear in the participant listing of a securities depository on that date

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not later than June 7, 2016, will be voted in favor of Proposal 1 and Proposal 2 and any other matters that may be presented to the Meeting and will not be voted with respect to Proposal 3 and Proposal 4, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 16, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings as of April 30, 2016.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd.(3)	9,789,555	44.8%
Lior Rosenberg(4)	1,889,272	8.6%
Migdal Insurance & Financial Holdings Ltd.(5)	1,685,947	7.7%
Harel Insurance Investments & Financial Services Ltd.(6)	1,366,333	6.3%
Directors and executive officers (7)	2,435,971	11.2%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,850,300 ordinary shares issued and outstanding as of April 30, 2016.

(3)
Consists of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd., or CBI; and (ii) 1,580,582 ordinary shares held by CBI. Access Industries Holdings, LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group's address is 730 Fifth Avenue, New York, New York 10019, United States.

(4)
Consists of (i) 141,067 ordinary shares held directly by Lior Rosenberg;  (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Dr. Rosenberg and (iii) options to purchase 38,000 ordinary shares granted to Dr. Rosenberg exercisable on or before June 29, 2016. Dr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(5)
Consists of (i) 1,229,016 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Finance Holdings Ltd. (“Migdal”), each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 137,617 are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva, Israel.  The foregoing information is based on the Schedule 13G/A filed by Migdal on February 10, 2016

(6)
Consists of (i) 1,229,016 ordinary shares which are held by certain subsidiaries of Harel Insurance Investments & Financial Services Ltd.; and (ii) 137,317 ordinary shares which are beneficially held by Harel Insurance Investments & Financial Services Ltd. for its own account. Harel Insurance Investments & Financial Services Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Harel Insurance Investments & Financial Services Ltd. is 3 Abba Hillel Rd. Ramat Gan, Israel.  The foregoing information is based on a  Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. on February 10, 2016.

(7)
Consists of (i) 1,851,272 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 584,699 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to June 29, 2016 but have not been exercised as of April 30, 2016.

PROPOSAL 1

RE-ELECTION OF FOUR DIRECTORS

Background

We currently have a board of directors composed of six directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Messrs. Aharon Yaari, Ofer Gonen and Meron Mann and Dr. Marian Gorecki, the incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

The following information is supplied with respect to each nominee for election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Aharon Yaari as served as a member of our board since November 2015 and as Chairman of our board since January 2016. Previously, Mr. Yaari served as a director of CBI from May 2015 to December 2015. From 2013 to September 2015, Mr. Yaari served as the President and Chief Executive Officer of Oil Refineries Ltd. From 2009 to 2012, Mr. Yaari served as Head of Generic Systems at Teva Pharmaceuticals Ltd. From 1999 to 2008, Mr. Yaari served in several executive positions including President and Chief Executive Officer of Teva’s multi-billion Active Pharmaceutical Ingredients Division. From 1996 until 1999, Mr. Yaari served as President of Plantex USA. Mr. Yaari holds an M.A in Economics (cum laude) and a B.A. in Economics and International Relations (cum laude) from the Hebrew University, Jerusalem, Israel.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen also serves as the acting CEO of CBI. From 2003 to 2015, he served as a Partner at ARTE Venture Group Ltd.. He currently serves on the board of directors of CureTech Ltd., Avraham Pharmaceuticals Ltd., D-Pharm Ltd., BioCancell Ltd. and Clal Life Sciences L.P. He previously served as a director of Andromeda Biotech Ltd. from 2007 to 2014, as Chairman of Polyheal Ltd. and as a managing director of Biomedical Investments, Ltd.. Mr. Gonen is a veteran of Talpiot, a prestigious unit of the Israel Defense Forces, and was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Meron Mann has served as a member of our board of directors since August 2007. Mr. Mann has served as Chairman of Plastmed Ltd., an Israeli medical device company since 2008, Equashield Ltd., an Israeli medical device company since 2010 and on the boards of directors of Kast Silicone Ltd., a silicone manufacturing and development company and Medical Compression System (DBN) Ltd. an Israeli biotechnology company since 2013. In addition, from 2008 to 2010, he served as Chairman of Elcon Recycling Center Ltd., an Israeli industrial wastewater treatment service provider, and from 2010 to 2014, he served as one of its directors. Additionally, he was a member of the board of directors of CarioDex Ltd., a medical device company, from 2010 to 2013 and KB recycling Industries Ltd., a private Israeli company providing environmental services from 2012 to 2015.  From 2002 to 2006, Mr. Mann served as Group Vice President of Teva Pharmaceutical Finance LLC and Teva. Mr. Mann holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.Sc. in Industrial Engineering from the Technion—Israel Institute of Technology, Israel.

Marian Gorecki, Ph.D. is one of our co-founders and has served as a member of our board of directors since 2007. From 2000 to 2007, Dr. Gorecki served as our Chief Executive Officer and Chief Scientific Officer. Dr. Gorecki has also served as a Clinical Advisor of PolyHeal since 2005. From 2000 to 2008, he served as a consultant to Clal. Dr. Gorecki serves as a director of Vaxil Tech, Inc, a biopharmaceutical company, and served on the board of directors of PROLOR Biotech, Inc., a biopharmaceutical company, from 2005 to March 2014. From November 2005 to March 2011, Dr. Gorecki served on the board of directors of SciGen Ltd., a biotechnology company developing, manufacturing, and marketing biopharmaceuticals, where he was also Chairman of the Scientific Advisory Board. Dr. Gorecki was a Senior Research Scientist and an Associate Professor at the Weizmann Institute of Science from 1982 to 1986. Dr. Gorecki holds a B.Sc. and an M.Sc. in Chemistry from the Technion—Israel Institute of Technology, Israel and a Ph.D. in Biochemistry from the Weizmann Institute of Science and was a post-graduate fellow in the Biology Department at the Massachusetts Institute of Technology.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

(a)
“RESOLVED, that Mr. Aharon Yaari be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(c)
“RESOLVED, that Mr. Meron Mann be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(d)
“RESOLVED, that Dr. Marian Gorecki be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Messrs. Aharon Yaari, Ofer Gonen, and Meron Mann and Dr. Marian Gorecki.

PROPOSAL 2

APPROVAL OF THE REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, or Kost Forer Gabbay and Kasierer, served as our independent registered public accounting firm since their appointment in 2001 (the Company’s inception). Our audit committee and board of directors resolved to nominate Kost Forer Gabbay and Kasierer for reappointment as our independent registered public accounting firm, until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kost Forer Gabbay and Kasierer’s reappointment and authorize our board of directors (with power of delegation to our audit committee) to fix Kost Forer Gabbay and Kasierer’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, (i) Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2016, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kost Forer Gabbay and Kasierer. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3

APPROVAL OF PAYMENT OF THE 2015 ANNUAL BONUS TO OUR PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders.

According to our Compensation Policy, the Company is required to prepare an Executive Management Bonus Plan, which contains a set of objectives for the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria. In addition, a non-material portion of the bonus, which shall be up to 20%, may be granted on the basis of non-measurable criteria and/or discretionary evaluation considering the contribution of the Company’s executive to the Company.  In December 2014, the Compensation Committee and our Board approved the Executive Management Bonus Plan for 2015, or the 2015 Bonus Plan, of up to six months’ of such Company’s executive’s monthly fixed compensation for the specific year.

Our compensation committee and our Board, in accordance with the Compensation Policy and based on the achievement of certain criteria in the 2015 Bonus Plan, and subject to approval of our shareholders, approved an annual bonus of USD 108,267 (based on a exchange rate of NIS 3.75 to USD 1.00) which is equal to three and a half months’ fixed compensation, to be payable to our Gal Cohen, our President and Chief Executive Officer, or the CEO Annual Bonus.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the annual bonus for 2015 to Gal Cohen, the Company’s President and Chief Executive Officer in the amount of USD 108,267 (based on a exchange rate of NIS 3.75 to USD 1.00) be, and the same hereby is, approved.

Required Vote

The vote required for approval of the CEO Annual Bonus is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the awarding of the CEO Annual Bonus requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest concerning the approval of the awarding of the CEO Annual Bonus that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the awarding of the CEO Annual Bonus does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

 A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of CEO Annual Bonus, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 2a on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the awarding of the CEO Annual Bonus, you should not check the box for Item 3a on the enclosed proxy card and you should not vote on the approval of the CEO Annual Bonus via the proxy card. Instead, you should contact our general counsel, at  +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Annual Bonus.

PROPOSAL 4

APPROVAL OF THE EXTENSION OF THE EXERCISE PERIOD OF OPTIONS TO
PURCHASE OUR ORDINARY SHARES GRANTED TO OUR PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company and any deviation from our Compensation Policy require the approval of the compensation committee, the board of directors and the shareholders.

In November 2006, we granted to Gal Cohen, our President and Chief Executive Officer, options to purchase 208,332 of our ordinary shares at an exercise price of $2.63 per ordinary share, or the Options.  The Options were issued under our under our 2003 Israeli Share Option Plan, or the 2003 Plan. Under their terms, the Options expire and may not be exercisable after November 2016.

Our compensation committee and Board have approved the extension of the exercise period of additional two years, so that the Options would instead expire and no longer be exercisable after November 13, 2018.  We refer to this extension as the Option Extension.  Based on the binomial options pricing model, for purposes of financial reporting, the Option Extension is valued at approximately $1.2 million.

In reaching such determination, our compensation committee and our Board considered Mr. Cohen’s equity interests in our company and the alignment of his interests with those of our company and encouraging him to continue contributing his talent and time to the Company.  Including the Options, Mr. Cohen holds 1.5% of our Company’s capital stock, on a fully diluted basis and the compensation committee and the Board believe that this percentage is reasonable considering the importance of Mr. Cohen to our Company and his role with our Company.  Our compensation committee and Board also considered the fact that the Option Extension will avoid the necessity to exercise the Options and sell shares in the Company before their expiration date, in line with the Company’s objective of long term retention of its employees and officers and compensation relating to a continuing contribution to the Company over the long term.

In light of the foregoing, our compensation committee and our Board have approved the Option Extension although it is not consistent with the terms of our Compensation Policy, as the value of the Option Extension exceeds the amount permissible under the Compensation Policy, and determined that the Option Extension is fair and reasonable.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the extension of the exercise period of the Options for an additional two years, so that the Options shall expire and no longer be exercisable after November 13, 2018, be, and the same hereby is, approved.

Required Vote

The vote required for approval of the Option Extension is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the awarding of the Option Extension requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest concerning the approval of the Option Extension that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the awarding of the Option Extension does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

 A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the Option Extension, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 3a on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the awarding of the Option Extension, you should not check the box for Item 4a on the enclosed proxy card and you should not vote on the approval of the CEO Annual Bonus via the proxy card. Instead, you should contact our general counsel, at  +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Option Extension.

COMPENSATION

Compensation of Certain Executive Officers

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2015, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F filed with the SEC on January 25, 2016, and available on the “Investor Relations” section of our Company’s website at www.mediwound.com or through the SEC’s website www.sec.gov.

Director Compensation

Our compensation committee and our Board have approved compensation for our non-external directors, Messrs. Aharon Yaari, Ofer Gonen and Meron Mann and Dr. Marian Gorecki. Their compensation is equal to the compensation that is paid to our external directors (including expert’s compensation). Mr. Gonen, who is an officer of CBI, our largest shareholder, has instructed the Company to pay his compensation to CBI. The compensation of our external directors is governed by the regulations promulgated under the Companies Law with respect to compensation of external directors. Consistent with the Compensation Regulations, we pay our external directors, the annual fee and the meeting attendance fees set forth in the Compensation Regulations for experts.  The amounts payable by a company to directors under the Compensation Regulations are based on the amount of the company's shareholders' equity as of the end of the previous year.

ADDITIONAL INFORMATION

 The Company’s Annual Report on Form 20-F, filed with the SEC on January 25, 2016, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.
Yavne, Israel May 4, 2016	By order of the Board of Directors: Aharon Yaari, Chairman of the Board of Directors